Exhibit (a)(5)(iv)

Memorandum

DATE:	November 3, 2005
TO:	All Associates
FROM:	Claude E. Davis
SUBJECT:	Tender Offer for First Financial Bancorp’s Common Shares

The Board of Directors has approved the purchase of up to 3,250,000 of our common shares by means of what is called a “modified Dutch auction tender.” It is more fully described in the attached news release. We have made every effort to communicate this action to members of the community as quickly as possible. Below you will find the answers to some questions that are likely to arise from our public announcement. We will provide further information if additional questions come up.

Question:	How should I respond to questions?
Answer:	First Financial Bancorp has hired a special information agent to handle all questions. The information agent is Georgeson Shareholder Communications Inc. and their toll-free telephone number is (800) 645-3320. Because First Financial is the purchaser of the shares, and because securities laws are involved, it is very important that all questions be referred to the information agent. No associate of First Financial is allowed or authorized to answer any questions or give any advice regarding the tender offer. We are aware that many shareholders are customers of the bank and have ties or relationships with staff members. You should handle these situations as diplomatically as possible, but, in any event, all questions must be referred either to the information agent or the holder’s broker or investment advisor.

Question:	What do I say if a shareholder asks, “Should I sell (tender) my stock?”
Answer:	Associates of First Financial must not give any investment advice to shareholders. The shareholder must make his or her own investment decision. You should not express an opinion as to whether you think the tender offer is a “good deal” or a “bad deal.” While the shareholder may call Georgeson Shareholder, the information agent, they will not receive investment advice from it. They should be directed to contact their broker or investment advisor.

Question:	What do I do if someone brings a letter of transmittal to me or my office?
Answer:	Because tenders must be received by the depositary, Computershare Trust Company of New York, within a limited amount of time, we cannot take the responsibility for having any shareholder’s tender delivered to us for forwarding to Computershare. Shareholders must send tenders directly to Computershare Trust Company at the address provided in the tender offer documents. That address is:

Computershare Trust Company of New York
Wall Street Plaza, 88 Pine Street, 19th Floor
New York, NY 10005

Question:	May employees of First Financial tender shares in the offer?
Answer:	Yes. Employees who own common shares of First Financial are eligible to tender their shares. If you are a shareholder, you will receive a complete copy of the same documents that are being provided to other shareholders.

Question:	What about shares held in the First Financial Bancorp Dividend Reinvestment and Share Purchase Plan or the First Financial Bancorp Thrift Plan and Trust?
Answer:	Anyone holding shares the First Financial Bancorp Dividend Reinvestment and Share Purchase Plan or the First Financial Bancorp Thrift Plan and Trust should carefully review the instructions that will be provided regarding these plans.